Exhibit 99.2

PEMBINA PIPELINE CORPORATION

2013	ANNUAL RESULTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated February 26, 2014 and is supplementary to, and should be read in conjunction with, Pembina's audited consolidated annual financial statements for the years ended December 31, 2013 and 2012 ("Consolidated Financial Statements"). All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP and Additional GAAP Measures."

On April 2, 2012, Pembina completed its acquisition of Provident Energy Ltd. ("Provident") (the "Acquisition"). The amounts disclosed herein for the comparative twelve month period ended December 31, 2012 reflect results of the post-Acquisition Pembina from April 2, 2012 together with results of legacy Pembina alone, excluding Provident, from January 1 through April 1, 2012. The results of the business acquired through the Acquisition are reported as part of the Company's Midstream business. For further information about the Acquisition, please refer to Note 27 of the Consolidated Financial Statements.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Strategy

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;
•	Diversify Pembina's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

Pembina Pipeline Corporation

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and,
•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bpd barrels per day

mbpd thousands of barrels per day

mmbbls millions of barrels

mboe/d thousands of barrels of oil equivalent per day

MMcf/d millions of cubic feet per day

bcf/d billions of cubic feet per day

MW/h megawatts per hour

GJ gigajoule

km kilometre

Other

AECO Alberta gas trading price

AESO Alberta Electric Systems Operator

B.C. British Columbia

DRIP Premium Dividend™ and Dividend Reinvestment Plan

Frac Fractionation

IFRS International Financial Reporting Standards

NGL Natural gas liquids

NYSE New York Stock Exchange

TSX Toronto Stock Exchange

U.S. United States

WCSB Western Canadian Sedimentary Basin

WTI West Texas Intermediate (crude oil benchmark price)

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Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2013	2012	2013	2012
Conventional Pipelines throughput (mbpd)	500	480	492	456
Oil Sands & Heavy Oil contracted capacity, end of period (mbpd)	880	870	880	870
Gas Services average volume processed (mboe/d) net to Pembina(1)	66	46	53	46
NGL sales volume (mbpd)	122	116	109	98
Total volume (mbpd)	1,568	1,512	1,534	1,470
Revenue	1,301	1,265	5,025	3,427
Cost of goods sold, including product purchases	922	968	3,719	2,475
Net revenue(2)	379	297	1,306	952
Operating expenses	101	86	356	271
Realized (loss) gain on commodity-related derivative financial instruments	(3)	11	(1)	(5)
Operating margin(2)	275	222	949	676
Depreciation and amortization included in operations	42	48	163	174
Unrealized gain (loss) on commodity-related derivative financial instruments	2	(2)	7	36
Gross profit	235	172	793	538
Deduct
General and administrative expenses	43	27	132	97
Acquisition-related and other expenses	1	1	1	26
Net finance costs	55	36	166	115
Current tax expense	19		38
Deferred tax expense	22	27	105	75
Earnings	95	81	351	225
Earnings per common share - basic and diluted (dollars)	0.29	0.28	1.12	0.87
Adjusted EBITDA(2)	235	199	831	590
Cash flow from operating activities	194	139	651	360
Cash flow from operating activities per common share (dollars)	0.62	0.48	2.12	1.39
Adjusted cash flow from operating activities(2)	180	172	720	494
Adjusted cash flow from operating activities per common share (dollars)(2)	0.57	0.59	2.34	1.91
Common share dividends declared	132	118	507	418
Dividends per common share (dollars)	0.42	0.41	1.65	1.61
Preferred share dividends declared	5		5
Capital expenditures	275	254	880	584
Total enterprise value ($ billions)(2)	15	11	15	11
Total assets ($ billions)	9	8	9	8
(1)	Gas Services average volume processed converted to mboe/d from MMcf/d at 6:1 ratio.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Net revenue increased 28 percent to $379 million during the fourth quarter of 2013 from $297 million during the same period of 2012. This increase was due to strong performance in each of Pembina's businesses, particularly in Midstream and Gas Services, as well as returns on new capital investments. Full-year net revenue in 2013 was $1,306 million compared to $952 million in 2012, up 37 percent from the same period last year. This increase was primarily due to improved performance in each of Pembina's businesses, including returns on new capital investments, as well as the impact of the Acquisition.

Operating expenses were $101 million during the fourth quarter and $356 million for the full-year in 2013 compared to $86 million and $271 million during the same periods in 2012. The increase in operating expenses for the fourth quarter and full-year of 2013 was largely the result of higher variable costs, such as power, labour and pipeline and facility integrity expenses, due to increased volumes that were driven by higher oil and NGL industry activity, as well as additional costs associated with the growth in Pembina's asset base primarily related to the Acquisition and Pembina's completed growth projects.

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Operating margin was $275 million during the fourth quarter of 2013, up 24 percent from the same period last year when operating margin totalled $222 million. These increases were primarily the result of a strong NGL market in Midstream and the Saturn I Facility being placed into service in Gas Services. For the year ended December 31, 2013, operating margin was $949 million compared to $676 million for the full year of 2012. These increases were primarily due to strong performance and growth across Pembina's operations, particularly from Midstream and Gas Services. The full-year increase was also attributable to the timing and impact of the Acquisition.

Gains/losses on commodity-related derivative financial instruments resulting from Pembina's market risk management program are primarily related to power, frac spread, and product margin derivative financial instruments (see "Market Risk Management Program" and Note 22 to the Consolidated Financial Statements). Pembina realized losses of $3 million and $1 million and recognized unrealized gains of $2 million and $7 million on commodity-related derivative financial instruments for the fourth quarter and year ended December 31, 2013, respectively, reflecting changes in the future NGL, natural gas and power price indices. For the comparative periods in 2012, the Company realized gains of $11 million and losses of $5 million and recognized unrealized losses of $2 million and gains of $36 million on commodity-related derivative financial instruments which were largely attributable to the reduction in the future NGL price indices between April 2, 2012, the date of the Acquisition, and December 31, 2012.

Depreciation and amortization included in operations decreased to $42 million during the fourth quarter of 2013 compared to $48 million during the same period in 2012 and to $163 million for the year ended December 31, 2013 compared to $174 million in 2012. Both the quarterly and full-year decreases reflect a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset which was recognized as a credit to depreciation expense in Conventional Pipelines.

Increases in revenue and operating margin and a decrease in depreciation and amortization included in operations contributed to gross profit of $235 million during the fourth quarter and $793 million for the full year of 2013 compared to $172 million and $538 million for the same periods of 2012.

General and administrative expenses ("G&A") of $43 million were incurred during the fourth quarter of 2013, up from $27 million during the fourth quarter of 2012. This increase was primarily due to the addition of new employees as a result of Pembina's growth since the prior period as well as increased short-term and share-based incentive expenses as a result of a 10 percent increase in the Company's share price ($3.28 per share) during the fourth quarter. Full-year 2013 G&A totaled $132 million compared to $97 million in 2012. The increase for the full-year was mainly due to higher salary and incentive expenses as a result of additional employees (approximately 20 percent) due to the Company's growth and the Acquisition and a 31 percent increase in Pembina's share price ($8.96 per share) at December 31, 2013 compared to December 31, 2012. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina generated adjusted EBITDA of $235 million during the fourth quarter of 2013 compared to $199 million during the fourth quarter of 2012. This increase was largely due to improved results from operating activities in each of Pembina's businesses and returns on new assets, expansions and services. Adjusted EBITDA for the full-year of 2013 was $831 million compared to $590 million in 2012 with the increase caused by strong results in each of Pembina's businesses including new assets, expansions and services having been brought on-stream, an improved propane market and the timing of the Acquisition.

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The Company's earnings increased to $95 million ($0.29 per common share) during the fourth quarter of 2013 compared to $81 million ($0.28 per common share) during the fourth quarter of 2012 and $351 million ($1.12 per common share) for the full-year of 2013 compared to $225 million ($0.87 per common share) in 2012. These increases were primarily due to improved operating margin which was offset by a $68 million increase in income tax expense and a $71 million unrealized loss relating to the conversion feature of Pembina's outstanding convertible debentures (2012: nil) due to the increase in Pembina's common share price in 2013. The year-to-date results were also impacted by the timing of the Acquisition.

Cash flow from operating activities was $194 million ($0.62 per common share) during the fourth quarter of 2013 compared to $139 million ($0.48 per common share) for the same period in 2012. For the year ended December 31, 2013, cash flow from operating activities was $651 million ($2.12 per common share) compared to $360 million ($1.39 per common share) during 2012. The quarterly and full-year increases were primarily due to improved results from operating activities and decreased changes in non-cash working capital. The timing of the Acquisition also impacted the full-year variances.

Adjusted cash flow from operating activities was $180 million ($0.57 per common share) during the fourth quarter of 2013 compared to $172 million ($0.59 per common share) during the fourth quarter of 2012. This decrease on a per share basis was due to higher interest paid and current taxes, preferred share dividends as well as an increase in the number of common shares outstanding. Adjusted cash flow from operating activities was $720 million ($2.34 per common share) during 2013 compared to $494 million ($1.91 per common share) during 2012, with the increase primarily due to stronger operating results, returns on new investments and expansions as well as the impact of the Acquisition.

Operating Results

	3 Months Ended December 31 (unaudited)				12 Months Ended December 31
	2013		2012		2013		2012
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	111	59	99	58	411	251	339	209
Oil Sands & Heavy Oil	52	33	46	30	195	131	172	117
Gas Services	33	21	23	14	121	78	88	59
Midstream	184	162	129	119	580	486	353	288
Corporate	(1)			1	(1)	3		3
Total	379	275	297	222	1,306	949	952	676
(1)	Refer to "Non-GAAP and Additional GAAP Measures."

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Conventional Pipelines

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2013	2012	2013	2012
Average throughput (mbpd)	500	480	492	456
Revenue	111	99	411	339
Operating expenses	52	42	162	130
Realized gain on commodity-related derivative financial instruments		1	2
Operating margin(1)	59	58	251	209
Depreciation and amortization included in operations	6	8	12	44
Unrealized (loss) gain on commodity-related derivative financial instruments	(1)	1	1	(9)
Gross profit	52	51	240	156
Capital expenditures	126	88	325	187
(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,200 km pipeline network that extends across much of Alberta and B.C. It transports approximately half of Alberta's conventional crude oil production, about thirty percent of the NGL produced in western Canada, and virtually all of the conventional oil and condensate produced in B.C. This business' primary objectives are to provide safe and reliable transportation services for customers, pursue opportunities for increased throughput and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance

During the fourth quarter of 2013, Conventional Pipelines' throughput averaged 500 mbpd, consisting of an average of 369 mbpd of crude oil and condensate and 131 mbpd of NGL. This represents an increase of approximately four percent compared to the same period of 2012, when average throughput was 480 mbpd. On a full-year basis, 2013 throughput averaged 492 mbpd compared to 456 mbpd for 2012. The cause of the increased throughput was greater oil and gas producer activity in Conventional Pipelines' service areas, which led to a number of newly connected facilities and higher volumes at existing connections and truck terminals. Pembina's Phase I crude oil, condensate and NGL pipeline capacity expansions, which were placed into service in December 2013, also contributed to the fourth quarter and full-year 2013 results, with December 2013 volumes averaging 538 mbpd compared to 492 mbpd in the prior year.

Financial Performance

During the fourth quarter of 2013, Conventional Pipelines generated revenue of $111 million, 12 percent higher than the $99 million generated in the same quarter of the previous year. This increase was primarily due to stronger volumes, new connections and higher tolls, as well as the Phase I expansions noted above which increased capacity on certain of Pembina's systems beginning in December 2013. For 2013, revenue was $411 million compared to $339 million during 2012. This 21 percent year-over-year increase was due to the same factors impacting the fourth quarter, combined with toll increases on certain of Pembina's pipelines which were implemented in early 2013. Further, a Pembina-owned and operated pipeline system previously captured within the Midstream business is now managed and reported in Conventional Pipelines, positively impacting revenue by $7 million and $26 million for the fourth quarter and year ended December 31, 2013, respectively. This had no impact on average throughput as the assets are interconnected to existing Conventional Pipelines systems.

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Pembina Pipeline Corporation

Operating expenses in the fourth quarter of 2013 were $52 million compared to $42 million in the fourth quarter of 2012 and $162 million in 2013 compared to $130 million in 2012. The 24 and 25 percent increases were mainly due to work undertaken to continue to ensure safe and reliable operations at historically high throughput levels. This includes increased pipeline integrity and geotechnical activities, as well as seasonal, winter-access pipeline work, higher power costs related to volume growth (particularly in December 2013) and higher labour costs contributed to the increase.

Operating margin for the fourth quarter of 2013 was $59 million compared to $58 million during the same period of 2012. Operating margin was virtually unchanged due to a commensurate increase in operating expenses relative to revenue. Full-year operating margin in 2013 grew to $251 million compared to $209 million for 2012 due to higher revenue driven by growth in volumes as discussed above.

For depreciation and amortization included in operations during the fourth quarter of 2013, Conventional Pipelines incurred a $6 million expense compared to an expense of $8 million during the same period of the prior year. The decrease in the comparable period is due to a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset which resulted in a credit to depreciation expense. An expense of $12 million was recognized for the year ended December 31, 2013 compared to an expense of $44 million in 2012 with the difference between the periods being due to the same factor noted above.

For the three months ended December 31, 2013, Pembina recognized an unrealized loss on commodity-related derivative financial instruments of $1 million compared to an unrealized gain of $1 million in the fourth quarter of 2012. For the full-year of 2013, Pembina recognized an unrealized gain on commodity-related derivative financial instruments of $1 million compared to an unrealized loss of $9 million for 2012. The 2013 unrealized gain is the result of Pembina's forward fixed-price power purchase program which is designed to mitigate operating costs fluctuations.

For the three and twelve months ended December 31, 2013, gross profit was $52 million and $240 million, respectively, compared to $51 million and $156 million, respectively, during the same periods in 2012. For the fourth quarter, gross profit was impacted by higher revenue which was offset by increased operating expenses. The full-year increase was primarily due to higher operating margin and decreased depreciation and amortization included in operations.

Capital expenditures for the fourth quarter and full-year of 2013 totalled $126 million and $325 million, respectively, compared to $88 million and $187 million for the same periods of 2012. The majority of this spending relates to the expansion of certain pipeline assets as described below, as well as the completion of several new connections to bring additional producer volumes on-line.

New Developments

Pembina is pursuing numerous crude oil, condensate and NGL expansions on its Conventional Pipelines systems to accommodate increased customer demand and address constrained pipeline capacity in several areas of the WCSB.

Late in the fourth quarter of 2013, Pembina completed construction of its Phase I NGL Expansion, which expanded NGL capacity by 52 mbpd on the Peace and Northern pipelines (the "Peace/Northern NGL System"), bringing total capacity on these systems to 167 mbpd as of December 2013. The Company also completed its Phase I crude oil and condensate expansion on its Peace Pipeline between Fox Creek and Edmonton, Alberta providing an additional 40 mbpd of crude oil and condensate capacity on this segment in December 2013.

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Pembina Pipeline Corporation

Pembina is also progressing its previously announced Phase II expansions. The Phase II NGL Expansion of its Peace/Northern NGL System is expected to increase capacity of the system from 167 mbpd to 220 mbpd. Subject to obtaining regulatory and environmental approvals, Pembina expects the Phase II NGL Expansion to be complete in mid-2015. The Phase II crude oil and condensate expansion on its Peace Pipeline (the "Phase II LVP Expansion") is expected to increase capacity of the system from 195 mbpd to 250 mbpd. Subject to obtaining regulatory and environmental approvals, Pembina expects the Phase II LVP Expansion to be complete in late-2014.

On September 16, 2013, in response to requests from area producers for firm service between Simonette and Fox Creek, Alberta, Pembina announced plans to proceed with a $115 million expansion of its Peace Pipeline System (the "Simonette Pipeline Expansion"). This expansion is expected to initially deliver approximately 40 mbpd of additional liquids to Pembina's Fox Creek Terminal from which it will access the Company's previously announced Phase I and II Peace Pipeline mainline expansions to reach Edmonton-area markets. The new pipeline will have a capacity of approximately 150 mbpd and is expected to be in service in the third quarter of 2014.

The Simonette Pipeline Expansion will include approximately 60 km of 16-inch pipeline along the Company's existing right-of-way, providing service to producers developing the regional Montney and Duvernay resource plays. Once complete, Pembina will have three pipelines in the corridor capable of segregating and shipping various grades of crude oil, condensate and NGL. Pembina believes the addition of this 16-inch pipeline will provide suitable capacity in the area for projected volume growth.

On December 16, 2013, the Company announced having reached binding commercial agreements to proceed with constructing approximately $2 billion in pipeline expansions (the "Phase III Expansion"). The Phase III Expansion is underpinned by long-term take-or-pay transportation services agreements with 30 customers in Pembina's operating areas and is expected to be in-service between late-2016 and mid-2017, subject to environmental and regulatory approvals. The 540 km Phase III Expansion will follow and expand upon certain segments of the Company's existing pipeline systems from Taylor, British Columbia southeast to Edmonton, Alberta to fulfill capacity needs for Pembina's customers, with priority being placed on areas where debottlenecking is essential.

The core of the Phase III Expansion will entail constructing a new 270 km 24 inch diameter pipeline from Fox Creek, Alberta to the Edmonton area, which is expected to have an initial capacity of 320 mbpd and an ultimate capacity of over 500 mbpd with the addition of midpoint pump stations. Once complete, Pembina will have three distinct pipelines in the Fox Creek to Edmonton, Alberta corridor. With the Company's existing pipelines and current expansions, these three pipelines (which will be part of the Peace and Northern systems) are expected to have the designed capacity to transport up to approximately 1,000 mbpd if fully expanded. The Phase III Expansion also contemplates increasing pipeline interconnectivity between Edmonton and Fort Saskatchewan, including Pembina's Redwater and Heartland Hub sites as well as third-party delivery points in these areas. This interconnectivity is expected to provide the option for customers to access a broad variety of delivery points including fractionators, refineries and storage hubs, as well as increased access to pipeline and rail take-away capacity.

The contracts underpinning the Phase III Expansion are generally ten-year transportation services agreements for volumes that average over 230 mbpd, or approximately 75 percent of the initial planned capacity, and that are expected to provide a steady, long-term EBITDA stream. The Company anticipates securing further pipeline transportation commitments over the next four to six months while it refines the project scope. Any additional commitments made before the Company begins to order long-lead equipment would support increasing the design capacity of the Phase III Expansion.

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Oil Sands & Heavy Oil

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2013	2012	2013	2012
Contracted capacity, end of period (mbpd)	880	870	880	870
Revenue	52	46	195	172
Operating expenses	19	16	64	55
Operating margin(1)	33	30	131	117
Depreciation and amortization included in operations	2	5	17	20
Gross profit	31	25	114	97
Capital expenditures	5	18	38	30
(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 880 mbpd of capacity under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $52 million in the fourth quarter of 2013 compared to $46 million in the fourth quarter of 2012. Full-year revenue in 2013 was $195 million compared to $172 million for 2012. Revenue for the fourth quarter and year ended December 31, 2013 was higher than the comparable periods of the prior year largely because of increased contribution from the Nipisi Pipeline which resulted from a new pump station being placed into service and enabled the transportation of volumes above contracted levels since being brought on-stream in the second quarter of 2013.

Operating expenses were $19 million during the fourth quarter of 2013 compared to $16 million during the fourth quarter of 2012. For the year ended December 31, 2013, operating expenses were $64 million compared to $55 million for the full-year of 2012. Additional power and maintenance costs were the main reasons for the increase in operating expenses for both the fourth quarter and full-year of 2013.

For the three and twelve months ended December 31, 2013, operating margin grew to $33 million and $131 million from $30 million and $117 million, respectively, generated during the same periods in 2012. These increases were primarily due to the new pump station on the Nipisi Pipeline which enabled throughput above contracted volumes since being brought on-stream in the second quarter of 2013.

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For the three and twelve months ended December 31, 2013, gross profit was $31 million and $114 million, respectively, compared to $25 million and $97 million, respectively, during the same periods of 2012. These increases were primarily due to higher operating margin in the quarter and full-year, as discussed above.

For the year ended December 31, 2013, capital expenditures within the Oil Sands & Heavy Oil business totalled $38 million and were primarily related to the construction of additional pump stations in the Slave Lake, Alberta, area on the Nipisi and Mitsue pipelines. This compares to $30 million spent during 2012, which also related to the Nipisi and Mitsue pipelines.

New Developments

Pembina continues to move forward with work related to its previously announced $35 million engineering support agreement ("ESA") to progress a potential new oil sands pipeline project (the "Cornerstone Pipeline System"). Provided that satisfactory commercial agreements can be reached and that regulatory and environmental approvals can be obtained thereafter, Pembina expects the Cornerstone Pipeline System could be in-service in the third quarter of 2017 at an estimated cost of approximately $1 billion. The capital expenditure estimate for the potential Cornerstone Pipeline System has been increased from its original estimate of $850 million due to the project scope being refined as the Company has advanced project development and preliminary engineering. Pembina anticipates that the Cornerstone Pipeline System would also provide integration opportunities and synergies for Pembina's Midstream business, which is expected to be a 50-percent shipper on the diluent pipeline.

During 2013, Pembina completed an additional pump station on the Nipisi Pipeline, which increased capacity to 105 mbpd, and an additional pump station on the Mitsue Pipeline, which increased capacity to 22 mbpd.

Gas Services

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2013	2012	2013	2012
Average volume processed (MMcf/d) net to Pembina(1)	397	276	319	275
Average volume processed (mboe/d) (2) net to Pembina	66	46	53	46
Revenue	33	23	121	88
Operating expenses	12	9	43	29
Operating margin(3)	21	14	78	59
Depreciation and amortization included in operations	7	4	20	15
Gross profit	14	10	58	44
Capital expenditures	56	77	258	163
(1)	Volumes at Musreau exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(2)	Average volume processed converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in the WCSB and integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through these processes are transported on Pembina's Conventional Pipelines. Operating assets in this business include:

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•	Pembina's Cutbank Complex - located near Grand Prairie, Alberta, this facility includes three shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 425 MMcf/d of processing capacity (368 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity. This facility also includes approximately 350 km of gathering pipelines.
•	Pembina's Saturn I Facility - located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.

The Cutbank Complex and Saturn I Facility are connected to Pembina's Peace Pipeline system. The Company continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta, as discussed in more detail below.

Operational Performance

Average volumes processed, net to Pembina, was 397 MMcf/d during the fourth quarter of 2013, approximately 44 percent higher than the 276 MMcf/d processed during the fourth quarter of the previous year. On a full-year basis, volumes increased 16 percent to 319 MMcf/d compared to 275 MMcf/d in 2012. This growth was caused by new volumes from the Saturn I Facility being placed into service along with sustained activity by producers in the surrounding areas and their focus on liquids-rich natural gas due to its higher price relative to dry gas.

Financial Performance

Gas Services contributed $33 million in revenue during the fourth quarter of 2013, approximately 43 percent higher than the $23 million generated in the fourth quarter of 2012. For the full-year of 2013, revenue was $121 million compared to $88 million in 2012. These increases primarily reflect the Saturn I Facility being placed into service in the fourth quarter of 2013, as well as higher processing fees and operating recoveries at the Company's Musreau shallow and deep cut facilities. Revenue was also greater as a result of the Company investing additional capital in these facilities to meet producer demand. Further, at the Cutbank Complex, the Musreau deep cut facility and shallow cut expansion were brought on-stream early in September of 2012 and have operated throughout 2013.

During the fourth quarter of 2013, operating expenses were $12 million compared to $9 million incurred in the fourth quarter of 2012. Full-year operating expenses in 2013 totalled $43 million, up from $29 million during the prior year. The quarterly and full-year increases were mainly due to additional power, labour and maintenance costs associated with new assets being in-service as well as higher volumes and increased activity at the expanded Cutbank Complex.

Gas Services realized an operating margin of $21 million in the fourth quarter and $78 million in the full-year of 2013, respectively, compared to $14 million and $59 million, respectively, during the same periods of the prior year. These increases are the result of new assets being placed into service and the associated new volumes, higher throughput at the Cutbank Complex and the collection of additional fees for capital invested.

Depreciation and amortization included in operations during the fourth quarter of 2013 totalled $7 million, up from $4 million during the same period of the prior year, primarily due to higher in-service assets from capital additions to the Cutbank Complex (including the Musreau deep cut facility and shallow cut expansion) and the new Saturn I Facility. For the same reason, depreciation and amortization included in operations totalled $20 million in 2013 compared to $15 million in 2012.

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Pembina Pipeline Corporation

For the three months ended December 31, 2013, gross profit was $14 million compared to $10 million in the same period of 2012, and was $58 million for the full-year of 2013 compared to $44 million in 2012. These increases reflect higher operating margin during the 2013 periods.

For the year ended December 31, 2013, capital expenditures within Gas Services totalled $258 million compared to $163 million during the same period of 2012. This increase in spending was primarily to complete the Saturn I Facility and to progress the multi-year construction projects at Resthaven, Saturn II, and Musreau II which are discussed below.

New Developments

During 2013, Pembina completed and commissioned its Saturn I Facility (a 200 MMcf/d deep cut processing plant) and its associated pipelines and infrastructure. The facility, which has the capability of extracting up to 13.5 mbpd of NGL, was fully operational as of late-October 2013.

In 2014, Pembina's Gas Services business plans to spend approximately $260 million to progress new facilities and associated infrastructure. Pembina expects the expansions detailed below to bring the Company's Gas Services processing capacity to approximately 1.2 bcf/d (net) by the end of 2015 which includes ethane-plus extraction capacity of approximately 735 MMcf/d (net). The volumes from Pembina's existing assets and those under development would be processed largely on a contracted, fee-for-service basis and could result in an addition of approximately 55 mbpd of NGL, subject to gas compositions, to be transported for toll revenue on Pembina's Conventional Pipelines once the projects are complete.

•	Resthaven Facility - a 200 MMcf/d (134 MMcf/d net to Pembina) combined shallow cut and deep cut NGL extraction facility, which is expected to cost approximately $240 million (net to Pembina);
•	Saturn II Facility - a 200 MMcf/d 'twin' of the Saturn I Facility, which is expected to cost approximately $170 million; and,
•	Musreau II Facility - a 100 MMcf/d shallow cut gas plant and associated infrastructure, which is expected to cost approximately $110 million.

Pembina is progressing construction of the Resthaven Facility with 100 percent of major equipment ordered and expects to bring the facility and associated pipelines into service in the third quarter of 2014. Once operational, the Company expects the Resthaven Facility will have the capability to extract up to 13 mbpd of NGL.

The Saturn II Facility will leverage the engineering work completed for the Saturn I Facility and is expected to be in-service by late-2015. Pembina has received the required regulatory and environmental approvals and is progressing construction of the facility with over 65 percent of the major equipment ordered. The Company expects the Saturn II Facility will have the capability to extract up to 13.5 mbpd of NGL which will be transported, using excess capacity, on the same liquids pipeline lateral Pembina constructed for the Saturn I Facility.

On August 9, 2013, Pembina announced that it is pursuing the Musreau II Facility, a new 100 MMcf/d shallow cut gas plant with associated NGL and gas gathering pipelines near its existing Musreau Gas Plant (part of the greater Cutbank Complex). The Musreau II Facility is underpinned by long-term take-or-pay agreements with area producers. The facility is designed to extract propane-plus (C3+) and could deliver up to approximately 4.2 mbpd of NGL for transportation on Pembina's Conventional Pipelines. Pembina has received the required regulatory and environmental approvals, construction is underway with 100 percent of the major equipment ordered and Pembina expects the Musreau II Facility to be in-service in the first quarter of 2015.

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Pembina Pipeline Corporation

Midstream

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31(1)
($ millions, except where noted)	2013	2012	2013	2012
NGL sales volume (mbpd)	122	116	109	98
Revenue	1,117	1,103	4,347	2,847
Cost of goods sold, including product purchases	933	974	3,767	2,494
Net revenue(2)	184	129	580	353
Operating expenses	19	20	91	60
Realized gain (loss) on commodity-related derivative financial instruments	(3)	10	(3)	(5)
Operating margin(2)	162	119	486	288
Depreciation and amortization included in operations	27	31	114	95
Unrealized gain (loss) on commodity-related derivative financial instruments	3	(3)	6	45
Gross profit	138	85	378	238
Capital expenditures	87	77	254	204
(1)	Share of profit from equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream targets oil and diluent-related development opportunities at key sites across Pembina's network and comprises 16 truck terminals (including two capable of emulsion treatment and water disposal), terminalling at downstream hub locations, storage, crude oil by rail services and the Pembina Nexus Terminal ("PNT"). PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 million bpd of crude oil and condensate supply connected to the terminal; and 310,000 barrels of surface storage in and around the Edmonton, Alberta area.
•	NGL midstream includes two NGL operating systems - Redwater West and Empress East.
•	The Redwater West NGL system includes the Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 7.8 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting specification NGL and crude oil.
•	The Empress East NGL system includes a 2.1 bcf/d capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and ownership of 5.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for fractionation, distribution and sale. Propane and butane are sold into central Canadian and eastern U.S. markets.

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Pembina Pipeline Corporation

The financial performance of NGL midstream can be affected by the seasonal demand for propane. Propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate and butane are generally sold consistently throughout the year.

Financial Performance

In the Midstream business net revenue grew to $184 million during the fourth quarter of 2013 from $129 million during the fourth quarter of 2012. For the most part, the increase is due to higher propane prices which resulted from lower inventories in North America in the 2013 period compared to 2012. Full-year net revenue in 2013 was $580 million compared to $353 million in 2012. This increase was primarily due to a full-year of results generated by the NGL assets in 2013 compared to 2012, which only captured nine months of results due to the timing of the Acquisition, along with improved propane pricing. Stronger margins and increased storage opportunities for crude oil and condensate in the first quarter of 2013 also contributed to the full-year increase.

Operating expenses during the fourth quarter and full-year of 2013 were $19 million and $91 million, respectively, compared to $20 million and $60 million in the comparable periods of 2012. Full-year operating expenses were higher primarily due to the increase in Midstream's asset base since the Acquisition.

Operating margin was $162 million during the fourth quarter of 2013 and $486 million during the full-year compared to $119 million and $288 million in the respective periods of 2012. These increases primarily related to growth in revenue and were partially offset by higher operating expenses, as discussed above.

The Company's crude oil midstream operating margin grew to $48 million compared to $45 million in the same period of 2012 (both periods included a $1 million realized gain on commodity-related derivative financial instruments). This increase was largely due to stronger margins and new services such as crude oil unit train loading, as well as improved volumes at Pembina's truck and full-service terminals during the quarter. For the year ended December 31, 2013, crude oil midstream's operating margin totalled $147 million including a $2 million realized loss on commodity-related derivative financial instruments compared to $132 million including a $1 million gain on commodity-related derivative financial instruments during the prior year. The full-year increase was primarily driven by both higher volumes and activity on Pembina's pipeline systems, robust demand for midstream services and wider margins (particularly in the first quarter of the year), the Company's crude oil unit train service offering and increased throughput at the crude oil midstream truck terminals.

Operating margin for Pembina's NGL midstream activities was $114 million for the fourth quarter of 2013, including a $4 million realized loss on commodity-related derivative financial instruments (see "Market Risk Management Program") compared to $74 million for the fourth quarter of 2012, including a $9 million realized gain on commodity-related derivative financial instruments. For the year ended December 31, 2013, operating margin for NGL midstream was $339 million, including a $1 million realized loss on commodity-related derivative financial instruments compared to $156 million, which included a realized loss on commodity-related derivative financial instruments of $6 million, for the same period of 2012.

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Pembina Pipeline Corporation

At 122 mbpd, fourth quarter 2013 NGL sales volumes were five percent higher than the same period in 2012, with the increase largely attributable to ethane and butane product sales.

Operating margin from Redwater West during the fourth quarter of 2013, excluding realized losses from commodity-related derivative financial instruments, was $71 million compared to $48 million in the fourth quarter of 2012. The increase was primarily driven by a stronger year-over-year market for propane. Overall, Redwater West NGL sales volumes averaged 69 mbpd in the fourth quarter of 2013 compared to 72 mbpd in the fourth quarter of 2012. The decrease in sales volumes primarily related to an operational issue with one of the feedstock caverns for the fractionator. While this issue had restricted production rates, it did not impact any of Pembina's NGL sales commitments. The feedstock cavern issue was resolved subsequent to year-end in early January 2014.

Operating margin from Empress East during the fourth quarter of 2013, excluding realized losses from commodity-related derivative financial instruments, was $47 million compared to $17 million in the same quarter in 2012. These improved results were largely attributable to the strong year-over-year 2013 propane market and lower inventory acquisition costs at Empress. Overall, Empress East NGL sales volumes averaged 53 mbpd in the fourth quarter of 2013 compared to 44 mbpd in the fourth quarter of 2012.

Depreciation and amortization included in operations during the fourth quarter of 2013 totalled $27 million compared to $31 million during the same period of the prior year. The decrease primarily reflects assets previously in the Midstream business which are now accounted for in Conventional Pipelines, as previously discussed. Full-year depreciation and amortization included in operations totalled $114 million, up from $95 million for 2012. The full-year increase reflects the additional assets in this business since the closing of the Acquisition.

In the fourth quarter of 2013, unrealized gains on commodity-related derivative financial instruments relating to the Midstream business were $3 million compared to an unrealized loss of $3 million for the three months ended December 31, 2012. Full-year unrealized gains on commodity-related derivative financial instruments were $6 million in 2013 compared to $45 million in the prior year. The significant changes in unrealized losses and gains on commodity-related derivative financial instruments which were recognized in the three and twelve month periods ended December 31, 2013, respectively, reflect the reduction in the future NGL price indices between April 2, 2012 (the date of the Acquisition) and December 31, 2012.

For the three and twelve months ended December 31, 2013, gross profit in this business was $138 million and $378 million compared to $85 million and $238 million, respectively, during the same periods in 2012 due to the factors impacting revenue, operating expenses, depreciation and amortization included in operations and unrealized gains (losses) on commodity-related derivative financial instruments noted above.

For the twelve months ended December 31, 2013, capital expenditures within the Midstream business totalled $254 million compared to $204 million during 2012. Capital spending in this business was primarily directed towards the development of Pembina's second fractionator, storage caverns and associated infrastructure and unit train capability at Redwater, the build-out of Pembina's full-service terminal network, the acquisition of the Heartland Hub (as defined below) and increased interconnectivity and optionality at PNT.

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Pembina Pipeline Corporation

New Developments

Market demand for products and services in the Midstream space is strong for both crude oil and NGL. The capital being deployed in the Midstream business is primarily directed towards fee-for-service projects.

On September 3, 2013, Pembina announced the acquisition of a $20 million site in the Alberta Industrial Heartland featuring existing rail access and utility infrastructure to support the future development of rail, terminalling and storage facilities (the "Heartland Hub"). The Heartland Hub is a further build-out of PNT, servicing crude oil and diluent customers for terminalling, storage and rail.

At the same time, Pembina announced entering into a multi-year, fee-for-service agreement with a major North American refiner under which Pembina will provide rail loading services for up to 40 mbpd of pipeline-connected crude oil grades at the Company's Redwater facility. The Company has been moving unit train outbound deliveries since the end of October, 2013.

Regarding Pembina's previously announced $415 million RFS II project (a second 73 mbpd fractionator at Pembina's Redwater site), the Company continued to progress with facility construction and associated feed cavern development during the fourth quarter. To-date, the site has been stripped and graded, the facility roadways and parking lots have been laid out, the storm water pond has be dug and lined, and the construction facilities are substantially complete. Pembina expects to have contractors mobilized and on site to begin construction in April, 2014 and to be able to bring RFS II into service in the fourth quarter of 2015.

Market Risk Management Program

Pembina’s results are subject to movements in commodity prices, foreign exchange and interest rates. A formal Risk Management Program including policies and procedures has been designed to mitigate these risks.

Commodity price risk

Pembina's Midstream business is exposed to changes in commodity prices as a result of frac spread risk or the relative price differential between the input cost of the natural gas required to produce NGL products and the price at which they are sold. Pembina responds to commodity price risk by using an active Risk Management Program to fix revenues on a minimum of 50 percent of the committed term natural gas supply costs. Pembina's Midstream business is also exposed to variability in quality, time and location differentials. The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price risk as a result of these activities. The Company does not trade financial instruments for speculative purposes.

Foreign exchange risk

Pembina’s commodity-related cash flows are subject to currency risk, primarily arising from the denomination of specific earnings and cash flows in U.S. dollars. Pembina responds to this risk using an active Risk Management Program to exchange foreign currency for domestic currency at a fixed rate.

Interest rate risk

Pembina has floating interest rate debt which subjects the Company to interest rate risk. Pembina responds to this risk under the active Risk Management Program by entering into financial derivative contracts to fix interest rates.

(For more information on financial instruments and financial risk management, see Note 22 to the Consolidated Financial Statements.)

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Pembina Pipeline Corporation

Non-Operating Expenses

G&A

Pembina incurred G&A (including corporate depreciation and amortization) of $43 million during the fourth quarter of 2013, up from $27 million during the fourth quarter of 2012. This increase was primarily due to the addition of new employees as a result of Pembina's growth since the prior period as well as increased short-term and share-based incentive expenses as a result of a 10 percent increase in the Company's share price ($3.28 per share) during the fourth quarter. Full-year 2013 G&A totaled $132 million compared to $97 million in 2012. The increase for the full-year was mainly due to higher salary and incentive expenses as a result of additional employees (approximately 20 percent) due to the Company's growth and the Acquisition and a 31 percent increase in Pembina's share price ($8.96 per share) at December 31, 2013 compared to December 31, 2012. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Depreciation & Amortization Included in Operations

Depreciation and amortization included in operations decreased to $42 million during the fourth quarter of 2013 compared to $48 million during the same period in 2012. For the year ended December 31, 2013, depreciation and amortization included in operations was $163 million, down from $174 million last year. The variances during the quarter and full-year compared to the same periods of 2012 are primarily due to a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset which was recognized as a $33 million credit to depreciation expense (in Conventional Pipelines) for 2013 (2012: $6 million) and was offset by depreciation from new assets.

Net Finance Costs

Net finance costs in the fourth quarter of 2013 were $55 million compared to $36 million in the fourth quarter of 2012. The increase is primarily attributed to an unrealized loss relating to the conversion feature of Pembina's outstanding convertible debentures due to the Company's higher common share price in 2013, which was offset by lower interest expense on loans and borrowings. Full-year net finance costs in 2013 totalled $166 million in 2013, up from $115 million in 2012. The increase is due to a loss on the conversion feature of convertible debentures of $71 million, which was partially offset by a reduction in interest on loans and borrowings of $18 million. Interest expense on loans and borrowings totalled $55 million in 2013, down from $73 million in 2012, reflecting reduced borrowing levels.

Income Tax Expense

Income tax expense was $41 million for the fourth quarter of 2013, including current taxes of $19 million and deferred taxes of $22 million, compared to deferred taxes of $27 million in the same period of 2012. Full-year income tax expense totalled $143 million including current taxes of $38 million and deferred taxes of $105 million, up from $75 million of deferred taxes in the same period of 2012. The current taxes increased during the year primarily because taxable income exceeded available deductions. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities.

Pension Liability

Pembina maintains a defined contribution plan and non-contributory defined benefit pension plans covering employees and retirees. The defined benefit plans include a funded registered plan for all qualified employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. At the end of 2013, the pension plans carried an obligation of $2 million compared to an obligation of $28 million at the end of 2012. At December 31, 2013, plan obligations amounted to $126 million (2012: $128 million) compared to plan assets of $124 million (2012: $100 million). In 2013, the pension plans' expense was $10 million (2012: $7 million). Contributions to the pension plans totaled $13 million in 2013 and $10 million in 2012.

In 2014, contributions to the pension plans are expected to be $10 million and the pension plans' net expenses are anticipated to be $9 million. Management anticipates an annual increase in compensation of 4 percent, which is consistent with current industry standards.

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Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	December 31, 2013	December 31, 2012
Working capital	(170)(3)	66
Variable rate debt(1)(2)
Bank debt	50	525
Total variable rate debt outstanding (average rate of 2.67%)	50	525
Fixed rate debt(1)
Senior unsecured notes	642	642
Senior unsecured term debt	75	75
Senior unsecured medium-term notes	900	700
Subsidiary debt	8	9
Total fixed rate debt outstanding (average of 4.99%)	1,625	1,426
Convertible debentures(1)	633	644
Finance lease liability	9	6
Total debt and debentures outstanding	2,317	2,601
Cash and unutilized debt facilities	1,531	1,032
(1)	Face value.
(2)	Pembina maintains derivative financial instruments to manage exposure to variable interest rates. See "Market Risk Management Program."
(3)	As at December 31, 2013, working capital includes $262 million (December 31, 2012: $12 million) associated with the current portion of loans and borrowings.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents and unutilized debt facilities totalling $1,531 million as at December 31, 2013. In addition, based on its successful access to financing in the debt and equity markets over the past several years, Pembina believes it would continue to have access to funds at attractive rates, if and when required. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity. See "Risk Factors - Additional Financing and Capital Resources" and "Risk Factors - Debt Service."

Pembina's credit facilities at December 31, 2013 consisted of an unsecured $1.5 billion revolving credit facility due March 2018 and an operating facility of $30 million due July 2014 which is expected to be renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at December 31, 2013, Pembina had $50 million drawn on bank debt, leaving $1,480 million of unutilized debt facilities on the $1,530 million of established bank facilities. Pembina also had an additional $8 million in letters of credit issued in a separate demand letter of credit facility. At December 31, 2013, Pembina had loans and borrowing (excluding amortization, letters of credit and finance lease liabilities) of $1,675 million. Pembina's senior debt to total capital at December 31, 2013 was 22 percent. Pembina is required to meet certain specific financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. All notes and facilities are governed by specific and customary affirmative and negative financial covenants and require the Company to maintain certain financial ratios, all of which Pembina has been in compliance with during the years ended December 31, 2013 and 2012.

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Pembina Pipeline Corporation

On March 21, 2013, Pembina announced that it had closed its bought deal offering of 11,206,750 common shares at a price of $30.80 per share through a syndicate of underwriters, which includes 1,461,750 common shares issued at the same price on the exercise in full of the over-allotment option granted to the underwriters. The aggregate gross proceeds from the offering was approximately $345 million. The net proceeds from the offering were used to reduce the Company's debt.

On April 30, 2013, Pembina closed the offering of $200 million 30-year senior unsecured medium-term notes ("Notes"). The Notes have a fixed interest rate of 4.75 percent per annum paid semi-annually, and will mature on April 30, 2043.

On July 26, 2013, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 1 (the "Series 1 Preferred Shares") at a price of $25.00 per share. The Series 1 Preferred Shares began trading on the Toronto Stock Exchange the same day under the symbol PPL.PR.A.

On October 2, 2013, Pembina closed its offering of 6,000,000 cumulative redeemable rate reset class A preferred shares, series 3 (the "Series 3 Preferred Shares") at a price of $25.00 per share. The Series 3 Preferred Shares began trading on the Toronto Stock Exchange the same day under the symbol PPL.PR.C.

The Company used the proceeds from the offerings to partially fund capital projects, repay amounts outstanding on Pembina's credit facility, and for other general corporate purposes.

Subsequent to year-end, on January 16, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share. Proceeds from the Series 5 Preferred Shares will be used to partially fund Pembina's 2014 capital expenditure program, including capital expenditures relating to Pembina's current expansions and growth projects, to reduce indebtedness under the Company's credit facilities, and for general corporate purposes. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on January 16, 2014 under the symbol PPL.PR.E.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes 'BBB' and Series 1, Series 3 and Series 5 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Series 1, Series 3 and Series 5 Preferred Shares is P-3.

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Pembina Pipeline Corporation

Capital Expenditures

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2013	2012	2013	2012
Development capital
Conventional Pipelines	126	88	325	187
Oil Sands & Heavy Oil	5	18	38	30
Gas Services	56	77	258	163
Midstream	87	77	254	204
Corporate/other projects	1	(6)	5
Total development capital	275	254	880	584

During the fourth quarter and full-year 2013, capital expenditures were $275 million and $880 million, respectively, compared to $254 million and $584 million spent in the same periods of 2012.

The majority of the capital expenditures in the fourth quarter and full-year of 2013 were in Pembina's Conventional Pipelines, Midstream and Gas Services businesses. Conventional Pipelines' capital was incurred to complete its Phase I expansion program, progress its numerous other expansions and on various new connections. Gas Services' capital was deployed to complete the Saturn I Facility and progress the Resthaven, Saturn II and Musreau II facilities. Midstream's capital expenditures were primarily directed towards RFS II, as well as cavern development and related infrastructure at the Redwater facility.

With respect to Pembina's planned capital expenditures for 2014, refer to "Conventional Pipelines - New Developments", "Oil Sands & Heavy Oil - New Developments", "Gas Services - New Developments" and "Midstream - New Developments." Also refer to "Risk Factors - Completion and Timing of Expansion Projects" and "Possible Failure to Realize Anticipated Benefits of Corporate Strategy."

Contractual Obligations at December 31, 2013

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Operating and finance leases	548	30	109	103	306
Loans and borrowings(1)	2,379	331	131	181	1,736
Convertible debentures(1)	850	39	78	402	331
Construction commitments(2)(3)	1,346	1,176	170
Provisions	309		7	27	275
Total contractual obligations(2)	5,432	1,576	495	713	2,648
(1)	Excluding deferred financing costs.
(2)	Excluding significant projects that are awaiting regulatory approval.
(3)	Including investment commitments to equity accounted investees of $24 million (2012: nil).

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Saturn II Facility, the Resthaven Facility, the Musreau II Facility, RFS II, as well as its Phase II and III pipeline expansions and certain caverns at its Redwater site. See "Forward-Looking Statements & Information."

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the circumstances and estimates at the date of the financial statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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Pembina Pipeline Corporation

Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following judgment and estimation uncertainties are those management considers material to the Company's financial statements:

Judgments

(i) Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to determining the fair value of property, plant and equipment and intangible assets acquired generally require the most judgment.

(ii) Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets are based on management's judgment of the most appropriate method to reflect the pattern of an asset's future economic benefit expected to be consumed by the Company. Among other factors, these judgments are based on industry standards and historical experience.

Estimates

(i) Business Combinations

Estimates of future cash flows, forecast prices, interest rates and discount rates are made in determining the fair value of assets acquired and liabilities assumed. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities, intangibles and goodwill in the purchase price analysis. Future earnings can be affected as a result of changes in future depreciation and amortization, asset or goodwill impairment.

(ii) Provisions and contingencies

Provisions recognized are based on management's judgment about assessing contingent liabilities and timing, scope and amount of liabilities. Management uses judgment in determining the likelihood of realization of contingent assets and liabilities to determine the outcome of contingencies.

Based on the long-term nature of the decommissioning provision, the most significant uncertainties in estimating the provision are the discount rates used, the costs that will be incurred and the timing of when these costs will occur. In addition, in determining the provision it is assumed the Company will utilize technology and materials that are currently available.

(iii) Income taxes

The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to apply to income in the years in which temporary differences are expected to be realized or reversed.

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Pembina Pipeline Corporation

(iv) Depreciation and amortization

Estimated useful lives of property, plant and equipment is based on management's assumptions and estimates of the physical useful lives of the assets, the economic life, which may be associated with the reserve life and commodity type of the production area, in addition to the estimated residual value.

(v) Impairment tests

Annual goodwill impairment tests include management's estimates of future cash flows and discount rates.

Changes in Accounting Principles and Practices

The Company has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, as of January 1, 2013. The nature and effects of the changes are explained below.

a) IFRS 7 Financial Instruments: Disclosures

As a result of the amendments to IFRS 7, the Company has expanded its disclosures about the offsetting of financial assets and financial liabilities (see Note 22).

b) IFRS 13 Fair Value Measurement

IFRS establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. The change had no significant impact on the measurements of the Company's assets and liabilities.

c) IAS 19 Employment Benefits (2011)

As a result of IAS 19 (2011), the Company has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plan.

Under IAS 19 (2011), the Company determines net interest expense on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability now comprises: interest cost on the defined benefit obligation and interest income on plan assets. Previously, the Company determined interest income on plan assets based on their long-term expected rate of return.

The quantitative impact is not material to the financial statements.

New Standards and Interpretations Not Yet Adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board or IFRS Interpretations Committee ("IFRIC") and are effective for accounting periods beginning on or after January 1, 2014. These standards have not been applied in preparing these consolidated financial statements nor does the Company expect to adopt them early. Those which may be relevant to Pembina are described below.

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Pembina Pipeline Corporation

IFRS 9 (2010) Financial Instruments does not have a mandatory effective date but is available for adoption. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IAS 32 Financial Instruments: Presentation is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

IFRIC 21 Levies interpretation is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Internal Control over Financial Reporting

Pembina maintains internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and under National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109").

Management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), has conducted an evaluation of Pembina’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management’s assessment as at December 31, 2013, management has concluded that Pembina’s internal control over financial reporting is effective.

The effectiveness of internal control over financial reporting as of December 31, 2013 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this 2013 Annual Report to Shareholders.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina’s financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

Changes in Internal Control over Financial Reporting

During the year, the Company completed the transition of internal controls of the entities acquired in the Acquisition. No additional changes were made in Pembina's internal control over financial reporting during the fiscal year ended December 31, 2013 that have materially affected or are reasonably likely to materially affect Pembina’s internal control over financial reporting.

Disclosure Controls and Procedures

Pembina maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in Pembina's interim and annual filings is reviewed, recognized and disclosed accurately and in the appropriate time period.

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Pembina Pipeline Corporation

An evaluation, as of December 31, 2013, of the effectiveness of the design and operation of Pembina's disclosure controls and procedures, as defined in Rule 13a – 15(e) and 15d – 15(e) under the Exchange Act and NI 52-109, was carried out by management, including the CEO and the CFO. Based on that evaluation, the CEO and CFO have concluded that the design and operation of Pembina's disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Pembina files or submits under the Exchange Act or Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the rules and forms therein.

It should be noted that while the CEO and CFO believe that Pembina’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pembina’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Trading Activity and Total Enterprise Value(1)

	As at and for the 12 months ended
($ millions, except where noted)	February 24, 2014		(2)	December 31, 2013		December 31, 2012
Trading volume and value
Total volume (millions of shares)	18			142		180
Average daily volume (shares)	490,773			565,821		718,397
Value traded	695			4,580		5,022
Shares outstanding (millions of shares)	320			315		293
Closing share price (dollars)	40.07			37.42		28.46
Market value
Common shares	12,805			11,793		8,345
Series 1 Preferred Shares (PPL.PR.A)	239	(3)		242	(4)
Series 3 Preferred Shares (PPL.PR.C)	149	(5)		151	(6)
Series 5 Preferred Shares (PPL.PR.E)	259	(7)
5.75% convertible debentures (PPL.DB.C)	419	(8)		396	(9)	333	(10)
5.75% convertible debentures (PPL.DB.E)	148	(11)		244	(12)	201	(13)
5.75% convertible debentures (PPL.DB.F)	235	(14)		219	(15)	191	(16)
Market capitalization	41,254			13,045		9,070
Senior debt	1,617			1,617		1,942
Total enterprise value(17)	15,871			14,662		11,012
(1)	Trading information in this table reflects the activity of Pembina securities on the TSX only.
(2)	Based on 37 trading days from January 2, 2014 to February 24, 2014, inclusive.
(3)	10 million preferred shares outstanding at a market price of $23.90 at February 24, 2014.
(4)	10 million preferred shares outstanding at a market price of $24.26 at December 31, 2013.
(5)	6 million preferred shares outstanding at a market price of $24.85 at February 24, 2014.
(6)	6 million preferred shares outstanding at a market price of $25.15 at December 31, 2013.
(7)	10 million preferred shares outstanding at a market price of $25.90 at February 24, 2014.
(8)	$297 million principal amount outstanding at a market price of $141.25 at February 24, 2014 and with a conversion price of $28.55.
(9)	$298.6 million principal amount outstanding at a market price of $132.63 at December 31, 2013 and with a conversion price of $28.55.
(10)	$299.7 million principal amount outstanding at a market price of $111.00 at December 31, 2012 and with a conversion price of $28.55.
(11)	$92.3 million principal amount outstanding at a market price of $160.00 at February 24, 2014 and with a conversion price of $24.94.
(12)	$162.5 million principal amount outstanding at a market price of $149.95 at December 31, 2013 and with a conversion price of $24.94.
(13)	$172.2 million principal outstanding at a market price of $117.00 at December 31, 2012 and with a conversion price of $24.94.
(14)	$171.6 million principal amount outstanding at a market price of $136.73 at February 24, 2014 and with a conversion price of $29.53.
(15)	$172 million principal amount outstanding at a market price of $127.50 at December 31, 2013 and with a conversion price of $29.53.
(16)	$172.4 million principal outstanding at a market price of $110.75 at December 31, 2012 with a conversion price of $29.53.
(17)	Refer to "Non-GAAP and Additional GAAP Measures."

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Pembina Pipeline Corporation

As indicated in the previous table, Pembina's total enterprise value was approximately $14.7 billion at December 31, 2013. The increase from 2012 was primarily due to more common shares outstanding, an increase in the price of Pembina's common shares and additional securities issued during 2013. The number of issued and outstanding shares rose to approximately 315 million at the end of 2013 compared to approximately 293 million at the end of 2012 primarily due to shares issued pursuant to the bought deal financing in the first quarter of 2013 and shares issued under the DRIP.

Common Share Dividends

Pembina announced on August 9, 2013, that it increased its monthly dividend rate by 3.7 percent from $0.135 per common share per month (or $1.62 annualized) to $0.14 per common share per month (or $1.68 annualized) effective as of the August 25, 2013 record date. Pembina is committed to providing increased shareholder returns over time by providing stable dividends and, where appropriate, further increases in Pembina's dividend, subject to compliance with applicable laws and the approval of Pembina's Board of Directors. Pembina has a history of delivering common share dividend increases once supportable over the long-term by the underlying fundamentals of Pembina's businesses as a result of, among other things, accretive growth projects or acquisitions (see "Forward-Looking Statements & Information").

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which will consider earnings, capital requirements, the financial condition of Pembina and other relevant factors.

Eligible Canadian investors may benefit from an enhanced dividend tax credit afforded to the receipt of dividends, depending on individual circumstances. Dividends paid to eligible U.S. investors should qualify for the reduced rate of tax applicable to long-term capital gains but investors are encouraged to seek independent tax advice in this regard.

Preferred Share Dividends

The holders of Series 1 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.0625 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2018. The dividend rate will reset on December 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.47 per cent.

The holders of Series 3 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.1750 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding March 1, 2019. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.60 per cent.

The holders of Series 5 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.25 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding June 1, 2019. The first quarterly dividend payment date is scheduled for March 1, 2014. The dividend rate will reset on June 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 3.00 per cent.

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Pembina Pipeline Corporation

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Participation in the DRIP for the fourth quarter of 2013 was approximately 57 percent of common shares outstanding for proceeds of approximately $75 million. For the full-year of 2013, participation was also approximately 57 percent of common shares outstanding for proceeds of approximately $286 million.

Risk Factors

Pembina's value proposition is based on maintaining a low risk profile. In addition to contractually eliminating the majority of its business risk, Pembina has a formal Risk Management Program including policies, procedures and systems designed to mitigate any residual risks, such as market risk, counterparty credit risk and operational risk. For a full discussion of the risk factors affecting the business and operation of Pembina and its operating subsidiaries, readers are referred to Pembina's Annual Information Form ("AIF"), an electronic copy of which is available at www.pembina.com or on Pembina's SEDAR profile at www.sedar.com. Additional discussion about market risk, counterparty risk, liquidity risk and additional information on financial risk management can be found in Note 22 to the Consolidated Financial Statements.

Shareholders and prospective investors should carefully consider these risk factors before investing in Pembina's securities, as each of these risks may negatively affect the trading price of Pembina's securities, the amount of dividends paid to shareholders and the ability of Pembina to fund its debt obligations, including debt obligations under its outstanding convertible debentures and any other debt securities that Pembina may issue from time to time.

RISKS INHERENT IN PEMBINA'S BUSINESS

Operational Risks

Operational risks include: pipeline leaks; the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); spills at truck terminals and hubs; spills associated with the loading and unloading of harmful substances onto rail cars and trucks; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries which may prevent the full utilization of Pembina's pipelines; and catastrophic events such as natural disasters, fires, explosions, fractures, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Pembina. The occurrence or continuance of any of these events could increase the cost of operating Pembina's assets or reduce revenue, thereby impacting earnings.

Reputation

Reputational risk is the potential for negative impacts that could result from the deterioration of Pembina's reputation with key stakeholders. The potential for harming Pembina's corporate reputation exists in every business decision and all risks can have an impact on reputation, which in turn can negatively impact Pembina business and its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity and regulatory and legal risks must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, especially other pipeline companies, over which it has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, unpopular expansion plans, and due to opposition from organizations opposed to oil sands development and shipment of production from oil sands regions. Negative impacts from a compromised reputation could include revenue loss, reduction in customer base, delays in regulatory approvals on growth projects, and decreased value of Pembina's securities.

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Pembina Pipeline Corporation

Environmental Costs & Liabilities

Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum compounds and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities could experience incidents, malfunctions or other unplanned events that result in spills or emissions in excess of permitted levels and result in personal injury, fines, penalties or other sanctions and property damage. Pembina could also incur liability in the future for environmental contamination associated with past and present activities and properties. The facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate, and these facilities are subject to inspection from time to time. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology.

While Pembina believes its current operations are in compliance with all applicable significant environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, claims for damages to persons or property resulting from the Company's operations, and the discovery of pre-existing environmental liabilities in relation to any of the Company's existing or future properties or operations, could result in significant costs and liabilities to the Company. In addition, the costs of environmental liabilities in relation to spill sites of which the Company is currently aware could be greater than the Company currently anticipates, and any such differences could be substantial. If the Company is not able to recover the resulting costs or increased costs through insurance or increased tariffs, cash flow available to pay dividends to Shareholders and to service obligations under the Convertible Debentures and the Company's other debt obligations could be adversely affected.

While the Company maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although the Company believes it has adequate leak detection systems in place to monitor a significant spill of product, if the Company is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available. However, Pembina believes it has adequate leak detection systems in place to detect and monitor a significant spill.

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Pembina Pipeline Corporation

Abandonment Costs

The Company is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline and other assets at the end of their economic life, and these abandonment costs may be substantial. The proceeds of the disposition of certain assets, including, in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of the Company's assets, including line fill, may then be more or less than abandonment costs. The Company may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for dividends to Shareholders and to service obligations under the Convertible Debentures and the Company's other debt obligations.

Pembina continues to work with the NEB and other shippers towards a pipeline abandonment fund collection plan and set aside mechanism as per the Land Matters Consultation Initiative for Pembina's rate regulated pipelines. Pembina's rate regulated pipelines account for less than 260 km, or three percent, of the total infrastructure in Conventional Pipelines.

Reserve Replacement, Throughput and Product Demand

The Company's Conventional Pipeline tariff revenue is based upon a variety of tolling arrangements, including ship-or-pay contracts, cost-of-service arrangements and market based tolls. As a result, certain pipeline tariff revenue is heavily dependent upon throughput levels of crude oil, NGL and condensate. Future throughput on the Company's crude oil and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on such pipelines will decline over time as reserves are depleted. As oil and gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If the level of tariffs collected by the Company decreases as a result, cash flow available for dividends to shareholders and to service obligations under the Convertible Debentures and the Company's other debt obligations could be adversely affected.

Over the long term, the Company's business will depend, in part, on the level of demand for crude oil, condensate, NGL and natural gas in the markets served by the crude oil and NGL pipelines and gas processing and gathering infrastructure in which the Company has an interest. Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. Future prices of these products are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond the Company's control.

The volumes of natural gas processed through Pembina's gas processing assets and of NGL and other products transported in the pipelines depend on production of natural gas in the areas serviced by the business and pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut-in production at lower product prices or higher production costs. Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves. Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

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Pembina Pipeline Corporation

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Pembina's gas processing assets are connected to various third-party trunkline systems. Operational disruptions or apportionment on those third-party systems may prevent the full utilization of the business.

Over the long-term, business will depend, in part, on the level of demand for NGL and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Pembina cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGL.

Completion and Timing of Expansion Projects

Many of Pembina's current growth projects are under development by the Company and the successful completion of these facilities and expansions is dependent on a number of factors outside of the Company's control, including availability of capital, receipt of regulatory approval and reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, weather conditions, and cost of engineering services. There is no certainty, nor can the Company provide any assurance, that regulatory approval will be received or that satisfactory commercial arrangements with customers will be reached where needed on a timely basis or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, changes in shipper support over time, and changes to the legislative or regulatory framework could all impact on contractual and regulatory milestones being accomplished. As a result, the cost estimates and completion dates for Pembina's major projects can change at different stages of the project. Early stage projects face additional challenges including right-of-way procurement and Aboriginal consultation requirements. Accordingly, actual costs can vary from initial estimates and these differences can be significant. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.

Under most of Pembina's construction and operation agreements, the Company is obligated to construct the facilities regardless of delays and cost increases and the Company bears the risk for any cost overruns, and future agreements with customers entered into with respect to expansions may contain similar conditions. While the Company is not currently aware of any undisclosed significant cost overruns at the date hereof, any such cost overruns in the future may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce the Company's expected return which, in turn, could reduce the level of cash available for dividends to Shareholders.

Pembina's growth plans may strain its resources and may be subject to high cost pressures in the North American energy sector. Pembina has a centralized and clearly defined governance structure and process for all major projects with dedicated resources organized to lead and execute each major project. Pembina will attempt to mitigate capital constraints and cost escalation risks through structuring of commercial agreements where shippers retain complete or a share of capital cost excess. Pembina's emphasis on corporate social responsibility promotes generally positive relationships with landowners, Aboriginal groups and governments which help to facilitate right-of-way acquisition, permitting and scheduling. Detailed cost tracking and centralized purchasing is used on all major projects to facilitate optimum pricing and service terms. Strategic relationships have been developed with suppliers and contractors. Compensation programs, communications and the working environment are aligned to attract, develop and retain qualified personnel.

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Pembina Pipeline Corporation

Possible Failure to Realize Anticipated Benefits of Corporate Strategy

Pembina evaluates the value proposition for expansion projects, new acquisitions or divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, change in cost estimates, project scoping and risk assessment could result in a loss in profits for the Company.

Additional Financing and Capital Resources

The timing and amount of Pembina's capital expenditures, and the ability of Pembina to repay or refinance existing debt as it becomes due, directly affects the amount of cash dividends that Pembina pays to shareholders. Future acquisitions, expansions of Pembina's pipeline systems and midstream operations, other capital expenditures, including the capital expenditures that Pembina has committed to in respect of the Simonette pipeline expansion, the Resthaven facility, the Saturn II facility, the Musreau II facility, and the RFS II project and the repayment or refinancing of existing debt as it becomes due will be financed from sources such as cash generated from operations, the issuance of additional shares or other securities (including debt securities) of Pembina, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of additional credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of Pembina to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt and to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends to shareholders of Pembina may be reduced.

Debt Service

At the end of 2013, Pembina had exposure to floating interest rates on $46 million in debt. This debt exposure is managed by using derivative financial instruments. A one percent change in short-term interest rates would have an annualized impact of less than $1 million on net cash flows.

Variations in interest rates and scheduled principal repayments, if required, under the terms of the banking agreements could result in significant changes in the amounts required to be applied to debt service before payment of any dividends to Pembina's shareholders. Certain covenants in the agreements with the lenders may also limit payments and dividends paid by Pembina.

Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for common share dividends to shareholders. Variations in interest rates and scheduled principal repayments for which Pembina may not be able to refinance at favourable rates, or at all, could result in significant changes in the amount required to be applied to service debt, which could have detrimental effects on the amount of cash available for common share dividends to shareholders. Pembina, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

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Pembina Pipeline Corporation

The lenders under Pembina's unsecured credit facilities have also been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to dividends to shareholders and payments to holders of convertible debentures.

Although Pembina believes the existing credit facilities are sufficient for immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms favourable to Pembina or at all.

Selected Quarterly Operating Information

	2013				2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Average volume (mbpd unless stated otherwise)
Conventional Pipelines throughput	500	489	484	494	480	444	434	467	423
Oil Sands & Heavy Oil contracted capacity, end of period	880	880	870	870	870	870	870	870	870
Gas Services processing (mboe/d)(1)	66	48	48	50	46	46	48	44	45
NGL sales volume	122	99	94	123	116	87	90
Total	1,568	1,516	1,496	1,537	1,512	1,447	1,442	1,381	1,338
(1)	Net to Pembina. Converted to mboe/d from MMcf/d at a 6:1 ratio.
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Pembina Pipeline Corporation

Selected Quarterly Financial Information

	2013				2012				2011
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,301	1,300	1,175	1,249	1,265	816	871	475	468
Operating expenses	101	87	91	77	86	69	68	48	55
Cost of goods sold, including product purchases	922	983	880	934	968	566	642	299	308
Realized (loss) gain on commodity-related derivative financial instruments	(3)	(4)	4	2	11	(3)	(13)		1
Operating margin(1)	275	226	208	240	222	178	148	128	106
Depreciation and amortization included in operations	42	47	32	42	48	52	52	22	20
Unrealized gain (loss) on commodity-related derivative financial instruments	2	(2)	1	6	(2)	(23)	65	(4)	1
Gross profit	235	177	177	204	172	103	161	102	87
Adjusted EBITDA(1)	235	201	185	210	199	154	126	111	88
Cash flow from operating activities	194	88	140	229	139	131	24	66	74
Cash flow from operating activities per common share ($ per share)	0.62	0.28	0.45	0.77	0.48	0.45	0.08	0.39	0.44
Adjusted cash flow from operating activities(1)	180	189	144	207	172	133	90	99	66
Adjusted cash flow from operating activities per common share(1) ($ per share)	0.57	0.61	0.47	0.70	0.59	0.46	0.31	0.59	0.39
Earnings for the period	95	72	94	90	81	31	80	33	45
Basic and diluted earnings per common share ($ per share)	0.29	0.22	0.30	0.30	0.28	0.11	0.28	0.19	0.27
Common shares outstanding (millions):
Weighted average (basic)	314	311	308	296	292	289	285	168	167
Weighted average (diluted)	315	312	309	297	293	290	286	169	168
End of period	315	312	310	307	293	291	288	169	168
Common share dividends declared	132	129	125	121	118	117	116	66	65
Common dividends per share ($ per share)	0.420	0.415	0.405	0.405	0.405	0.405	0.405	0.390	0.390
Preferred share dividends	5
(1)	Refer to "Non-GAAP and Additional GAAP measures."

During the above periods, Pembina's results were impacted by the following factors and trends:

•	Increased oil production from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;
•	Increased liquids-rich natural gas production from producers in the WCBS (Deep Basin, Montney and emerging Duvernay Shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL transported on its pipelines and expansion of its fractionation capacity;
•	New assets being placed into service;
•	Improved propane industry fundamentals in Canada and North America;
•	The Acquisition, which closed on April 2, 2012; and
•	Increased shares outstanding due to: the Acquisition; the DRIP; and the bought deal equity financing in the first quarter of 2013.

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Pembina Pipeline Corporation

Selected Annual Financial Information

($ millions, except where noted)	2013	2012	2011
Revenue	5,025	3,427	1,676
Earnings	351	225	166
Per common share - basic and diluted	1.12	0.87	0.99
Total assets	9,142	8,284	3,339
Long-term financial liabilities(1)	2,454	3,005	1,753
Declared dividends per common share ($ per share)	1.65	1.61	1.56
(1)	Includes loans and borrowings, convertible debentures, long-term derivative financial instruments, provisions and employee benefits, share based payments and other.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and at Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate performance of Pembina and its business. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the Non-GAAP and Additional GAAP measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted EBITDA, adjusted earnings, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

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Pembina Pipeline Corporation

Net revenue

Net revenue is a Non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results including the Midstream business, aggregate revenue results of each of the Company’s businesses and set comparable objectives.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2013	2012	2013	2012
Total revenue	1,301	1,265	5,025	3,427
Cost of goods sold	922	968	3,719	2,475
Net revenue	379	297	1,306	952

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA and adjusted EBITDA are Non-GAAP financial measures. EBITDA is calculated as results from operating activities plus share of profit from equity accounted investees (before tax) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact. Adjusted EBITDA is EBITDA excluding acquisition-related expenses. Adjusted EBITDA excludes items of a non-recurring basis that do not reflect normal operations.

Management believes that EBITDA and adjusted EBITDA provide useful information to investors as they are an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities and assist investors and creditors in the calculation of ratios for assessing leverage and financial performance. EBITDA and adjusted EBITDA are also used by investors and analysts for the purpose of valuing an issuer, including financial and leverage ratios. Management utilizes EBITDA and adjusted EBITDA to set objectives and as key performance indicators of the Company's success.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2013	2012	2013	2012
Results from operating activities	191	144	660	415
Share of profit from equity accounted investees (before tax, depreciation and amortization)	2	2	8	7
Depreciation and amortization	44	50	171	180
Unrealized loss (gain) on commodity-related derivative financial instruments	(2)	2	(7)	(36)
EBITDA	235	198	832	566
Add:
Acquisition-related expenses		1	(1)	24
Adjusted EBITDA	235	199	831	590
EBITDA per common share - basic (dollars)	0.75	0.68	2.71	2.19
Adjusted EBITDA per common share - basic (dollars)	0.75	0.68	2.71	2.28
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Pembina Pipeline Corporation

Adjusted earnings

Adjusted earnings is a Non-GAAP financial measure which is calculated as earnings before tax excluding unrealized gains or losses on derivative financial instruments and acquisition-related expenses less preferred share dividends declared. Adjusted earnings excludes items of a non-recurring basis that do not reflect normal operations and preferred dividends as they are not attributable to common shareholders. Management believes that adjusted earnings provides useful information to investors by increasing the ability to predict and compare the financial performance of consecutive reporting periods. Management utilizes adjusted earnings to assess the performance of the Company.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2013	2012	2013	2012
Earnings before income tax	136	108	494	300
Add (deduct):
Unrealized (gains) losses on fair value of derivative financial instruments	28	7	58	(40)
Preferred dividends declared	(5)		(5)
Acquisition-related expenses (recovery)		1	(1)	24
Adjusted earnings	159	116	546	284
Adjusted earnings per common share - basic (dollars)	0.51	0.40	1.78	1.10

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a Non-GAAP financial measure which is defined as cash flow from operating activities plus the change in non-cash working capital and excluding preferred share dividends declared and acquisition-related expenses. Adjusted cash flow from operating activities excludes items of a non-recurring basis that do not reflect normal operations and preferred dividends because they are not attributable to common shareholders. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2013	2012	2013	2012
Cash flow from operating activities	194	139	651	360
Add (deduct):
Change in non-cash working capital	(9)	32	75	110
Preferred dividends declared	(5)		(5)
Acquisition-related expenses (recovery)		1	(1)	24
Adjusted cash flow from operating activities	180	172	720	494
Cash flow from operating activities per common share (dollars)	0.62	0.48	2.12	1.39
Adjusted cash flow from operating activities per common share - basic (dollars)	0.57	0.59	2.34	1.91

Operating margin

Operating margin is an Additional GAAP financial measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing financial performance of the Company’s operations. Management utilizes operating margin in setting objectives and a key performance indicator of the Company’s success.

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Pembina Pipeline Corporation

Reconciliation of operating margin to gross profit:

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2013	2012	2013	2012
Revenue	1,301	1,265	5,025	3,427
Cost of sales
Operations	101	86	356	271
Cost of goods sold, including product purchases	922	968	3,719	2,475
Realized (loss) gain on commodity-related derivative financial instruments	(3)	11	(1)	(5)
Operating margin	275	222	949	676
Depreciation and amortization included in operations	42	48	163	174
Unrealized (loss) gain on commodity-related derivative financial instruments	2	(2)	7	36
Gross profit	235	172	793	538

Total enterprise value

Total enterprise value is a Non-GAAP financial measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the business and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina’s growth.

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing our securityholders and potential investors with information regarding Pembina, including management's assessment of our future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "projection", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "envision", "aim", "outlook", "propose", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure;
•	pipeline, processing and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives, growth opportunities, and succession planning;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines;
•	expected future cash flows and future financing options;
•	tolls and tariffs and transportation, storage and services commitments and contracts;
•	operating risks (including the amount of future liabilities related to pipeline spills and other environmental incidents) and related insurance coverage and inspection and integrity programs; and
•	expectations around increases to employee compensation and contributions to pension plans (including the impact of share price on annual share-based incentive expense).

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Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels;
•	the success of Pembina's operations;
•	prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs;
•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any thirdparty projects relating to Pembina’s growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates; and
•	prevailing regulatory, tax and environmental laws and regulations.

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2013. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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